March 22, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Ms. Rolaine Bancroft and Mr. Arthur Sandel

Re:	BMW FS Securities LLC Registration Statement on Form SF-3 Filed February 2, 2022 File No. 333-262471

Dear Ms. Bancroft and Mr. Sandel:

On February 2, 2022, our client, BMW FS Securities LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3, including a form of prospectus for use in offering one or more series of asset-backed notes (the “Initial Prospectus”) and certain exhibits.  On February 28, 2022, we received a letter containing your comment (the “Comment”) to the Initial Prospectus.  As of the date hereof and in response to the Comment, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”), including an amended form of prospectus (the “Amended Prospectus”).   Submitted below, on behalf of the Company, is the Company’s response (the “Response”) to the Comment.

References to page numbers of the prospectus in the Comment and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Response are to the Amended Prospectus.

Registration Statement on Form SF-3

Form of Prospectus
Risk Factors, page 28

1.
Comment:  To the extent that you believe investors in these asset-backed securities may be impacted by climate-related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (Feb. 8, 2010).

Response:  We direct your attention to pages 26, 27, 35, 37 and 38 of the Amended Prospectus, where we have revised our disclosure to describe, in additional detail, the risk that investors in the asset-backed securities may be impacted by climate-related events.

Should you have any further questions or comments please contact me at 212‑309‑6200.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc: Ole Jensen